Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-282217

Prospectus Supplement No. 6

(To Prospectus dated September 30, 2024)

Lotus Technology Inc.

44,450,000 AMERICAN DEPOSITARY SHARES

REPRESENTING 44,450,000 ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 30, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-282217), as amended and supplemented, with the information contained in our Current Reports on Form 6-K, furnished with the Securities and Exchange Commission on December 2, 2024. The Prospectus relates to the potential offer and sale from time to time by Westwood Capital Group LLC (“Westwood”), of up to 44,450,000 ADSs including (i) up to 43,750,000 ADSs that we may, at our discretion, elect to issue to Westwood from time to time pursuant to the securities purchase agreement dated September 16, 2024 that we entered into with Westwood (the “Purchase Agreement”), and (ii) 700,000 ADSs, representing 700,000 Ordinary Shares that we issued to Westwood as consideration for its irrevocable commitment to subscribe for ADSs at our direction, from time to time, upon the terms and subject to the conditions set forth in the Purchase Agreement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the trading symbols “LOT.” On November 29, 2024, the closing price of our ADSs on Nasdaq was $4.06 per share.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Lotus Technology Announces Delivery Updates of First Eleven Months of 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: December 2, 2024

Exhibit 99.1

Lotus Technology Announces Delivery Updates of First Eleven Months of 2024

New York – November 12, 2024 – Lotus Technology Inc. (“Lotus” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its vehicle delivery results for the first eleven months of 2024.

The Company delivered 9,871 vehicles1 in the first eleven months of 2024. As a top seller British luxury brand2, Lotus continued its strong momentum in the European market, which contributed nearly 40% of total deliveries for the eleven months ended November 30, 2024. China, as a new and growing market for Lotus, contributed about 25% of the total deliveries.

In November, the Company was awarded the Green Apple Environment Award for its commitment to sustainable environmental practices.

Note 1: Invoiced deliveries, including commissioned deliveries in the US market. The vehicle delivery numbers presented above are derived from reports submitted by our business units. These numbers may differ slightly from the vehicle delivery numbers recorded in the financial accounting and reporting systems announced or to be announced by the Company.

Note 2: Including Bentley, Rolls Royce, Aston Martin, McLaren.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Buyback Agreement

On November 29, 2024, Lotus Technology Inc. (the “Company”) entered into a share buyback agreement (the “Share Buyback Agreement”) with Meritz Securities Co., Ltd (“Meritz”), pursuant to which Meritz agrees to sell and surrender, and the Company agrees to repurchase, 17,500,000 American deposit shares (the “Repurchased ADSs”), each representing one ordinary share (“Ordinary Share”), par value US$0.00001 per share, of the Company. Ordinary Shares underlying the Repurchased ADSs constitute a part of the 50,000,000 Ordinary Shares (“Meritz Shares”) issued by the Company to Meritz concurrently with the closing of the business combination between the Company and L Catterton Asia Acquisition Corp on February 22, 2024 (the “Merger Closing Date”), pursuant to the share subscription agreement between the Company and Meritz, dated November 15, 2023, as amended on February 17, 2024 (as amended, the “Subscription Agreement”). The total consideration payable by the Company for the buyback equals the amount that provides Meritz with a 12.5% internal rate of return, calculated for the period between the Merger Closing Date and the date of the closing (the “Closing”) of the buyback (the “Closing Date”), on US$175 million.

Upon Closing, certain provisions under the Subscription Agreement will terminate, including: (i) the obligation for the Company to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; (ii) the Company's call option to acquire certain Meritz Shares at US$14.00 per share if the closing price of the Ordinary Shares for a five-trading-day period exceeds US$14.00; and (iii) the Company’s obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the Ordinary Shares.

Closing is subject to customary closing conditions and is expected to take place by the end of 2024. In the event that Closing does not take place on or prior to December 31, 2024, except due to Meritz’s failure to satisfy certain closing conditions, (i) an event of default will be deemed to occur under the Subscription Agreement and Meritz will have the right to enforce the security under the Subscription Agreement, and (ii) Meritz will have the right to terminate the Share Buyback Agreement.

A copy of the Share Buyback Agreement is included in this current report on Form 6-K as Exhibit 10.1, and the foregoing description of the Share Buyback Agreement is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Buyback Agreement, dated November 29, 2024 by and between Lotus Technology Inc. and Meritz Securities Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: December 2, 2024

Exhibit 10.1

LOTUS TECHNOLOGY INC.

MERITZ SECURITIES CO., LTD.

SHARE BUYBACK AGREEMENT

in relation to the shares of

LOTUS TECHNOLOGY INC.

CONTENTS

Clause	Page

RECITALS		1
1.	SHARE BUYBACK	1
2.	PRICE	2
3.	CLOSING	2
4.	DEPOSIT OF CASH COLLATERAL	3
5.	WARRANTIES	4
6.	CONDITIONS TO CLOSING	4
7.	STANDSTILL	5
8.	TERMINATION OF SSA PROVISIONS	6
9.	COSTS	6
10.	CONFIDENTIALITY	6
11.	ASSIGNMENT	7
12.	FURTHER ASSURANCES	7
13.	NOTICES	7
14.	ENTIRE AGREEMENT	8
15.	WAIVERS, RIGHTS AND REMEDIES	8
16.	COUNTERPARTS	8
17.	VARIATIONS	8
18.	INVALIDITY AND CONFLICTS	9
19.	THIRD PARTY ENFORCEMENT RIGHTS	9
20.	GOVERNING LAW AND JURISDICTION	9
21.	REMEDIES	9
SCHEDULE 1 COMPANY WARRANTIES	10
SCHEDULE 2 INVESTOR WARRANTIES	11
SCHEDULE 3 DEFINITIONS AND INTERPRETATION	12

This Agreement is dated November 29, 2024

Parties

1.	Lotus Technology Inc., an exempted company incorporated in the Cayman Islands with company number 379482 and its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the Company); and

2.	Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea (Korea) having its principal office at Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326 (the Investor)

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 3 (Definitions and Interpretation).

Recitals

(A)	The Parties have previously entered into that certain share subscription agreement, dated November 15, 2023, as amended by the amendment agreement entered into by and between the Parties on February 17, 2024 (the SSA), and as supplemented by the supplemental agreement entered into by and between the Parties on September 30, 2024 (the SA).

(B)	Pursuant to the SSA, the Company allotted and issued, and the Investor subscribed for, 50,000,000 ordinary shares, par value US$0.00001 per share, of the Company (Ordinary Shares) for an aggregate subscription price of US$500,000,000, which were subsequently converted into 50,000,000 American depository shares of the Company, each of which was duly and validly issued against the deposit of one (1) underlying Ordinary Share deposited with the depository bank of the Company (ADSs).

(C)	The Company wishes to repurchase from the Investor, and the Investor wishes to sell and surrender to the Company, 17,500,000 ADSs (the Repurchased ADSs) subject to the terms and conditions of this Agreement.

(D)	The Parties have entered into a consent letter, dated October 31, 2024 (the Consent Letter), pursuant to which, on the same date, the Company (i) paid the Waiver Fees in full, in the amount of US$3,000,000, to the Investor in accordance with the SA and (ii) deposited US$1,468,750 in an account designated by the Investor to partially fulfil the Company’s Cash Top Up Obligation (defined in the SA) under the SA.

IT IS NOW AGREED:

1.	Share Buyback

Subject to the terms and conditions of this Agreement, the Investor shall sell and surrender to the Company, and the Company shall repurchase from the Investor, the Repurchased ADSs, free and clear from any Encumbrance upon Closing and with all rights, title and interest attaching thereto (the Repurchase).

2.	Price

2.1	At Closing, as consideration for the Repurchased ADSs, the Company shall pay to the Investor, by wire transfer of immediately available funds to an account designated by the Investor in writing at least one (1) Business Day prior to Closing (the Investor Bank Account), an aggregate repurchase price equal to (rounded to the nearest US$) the amount that provides Investor with a twelve and a half per cent (12.5%) XIRR, calculated for the period between February 22, 2024 (inclusive) and the Closing Date (exclusive), on US$175,000,000 (the Repurchase Price).

2.2	The Parties agree that, notwithstanding anything to the contrary in this Agreement, the SSA or the SA, the Setoff Amount (as defined below) and the Deposit Amount (as defined in the SA), in each case solely to the extent such amounts are actually deposited by the Company into an account designated by the Investor as of the Closing Date, shall be deemed to satisfy and set off against the Company’s obligation to pay the equivalent amount of Repurchase Price at Closing.

3.	Closing

3.1	Subject to the satisfaction or waiver of the conditions set forth in clause 6 (Conditions to Closing), Closing shall take place on the date (the Closing Date) notified by the Company to the Investor in writing at least five (5) Business Days in advance, provided that, unless otherwise mutually agreed by the Company and the Investor in writing, the Closing Date shall not be later than December 31, 2024.

3.2	At Closing, the Company shall deliver, or cause to be delivered, to the Investor, the following:

(a)	a cash amount equal to the amount of the Repurchase Price less the Setoff Amount (as defined below) and the Deposit Amount (as defined in the SA), in each case solely to the extent that the Setoff Amount (as defined below) and the Deposit Amount (as defined in the SA) are actually deposited by the Company into an account designated by the Investor as of the Closing Date, by wire transfer of immediately available funds to the Investor Bank Account

(b)	evidence that the Company has duly instructed it securities broker to, and such securities broker has, duly set up receiving instructions for receiving the Repurchased ADSs, through the facilities of the Depository Trust Company, at Closing; and

(c)	a copy of (to the extent not delivered prior to Closing) the Company’s board resolutions approving this Agreement and the Repurchase.

3.3	At Closing (and immediately after satisfaction of the Company’s obligations under clause 3.2 above), the Investor shall deliver, or cause to be delivered, an irrevocable instruction to transfer the Repurchased ADSs, through the facilities of the Depository Trust Company, to an account designated by the Company in writing at least five (5) Business Days prior to the Closing.

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3.4	In the event that Closing does not take place on or prior to December 31, 2024 other than as a result of the Investor’s failure to satisfy the conditions set out in clause 6.3, the Parties agree that in addition to and without prejudice to any other rights and remedies available to the Investor:

(a)	an Event of Default (as defined in the SSA) shall be deemed to occur as of December 31, 2024, pursuant to clause (a) of the definition thereof and with respect to all Subscription Shares (as defined in the SSA) then owned by the Investor (including, for the avoidance of doubt, in the form of ADSs), and the Investor shall have the right to enforce the Security (as defined in the SSA) pursuant to clause 10.2 of the SSA; and

(b)	the Investor shall have the right to terminate this Agreement (other than the Surviving Provisions); provided that such termination shall not affect any accrued rights or liabilities of any Party in respect of damages for non-performance of any obligation falling due for performance prior to such termination.

4.	Deposit of Cash Collateral

The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, the SSA or the SA:

(a)	the Company shall fulfil its Cash Top Up Obligation and Further Top Up Obligation (each as defined in the SA), together with any and all interest amounts required to be paid by the Company pursuant to clause 4.4 of the SA, in full on or before November 30, 2024;

(b)	prior to the earlier of Closing or the fifth (5th) Business Day after the deposit of any Cash Top Up Obligation (as defined in the SA) or Further Top Up Obligation (as defined in the SA) into the Restricted Cash Account, the Company and the Investor shall execute and deliver to JPMorgan Chase Bank, N.A. Hong Kong Branch (JP Morgan) one (1) or more irrevocable Escrow Cash Release Notices (as defined in the Escrow Agreement (as defined in the SSA)) instructing JP Morgan to deposit all amounts required to be deposited by the Company into the Restricted Cash Account to fulfill its Cash Top Up Obligation and Further Top Up Obligation (each as defined in the SA) under the SSA and the SA from the Restricted Cash Account to an account designed by the Investor (the Setoff Amount); provided that, for the avoidance of doubt, the Company and Investor had already executed and delivered an Escrow Cash Release Notice (as defined in the Escrow Agreement (as defined in the SSA)) on October 31, 2024 to deposit US$1,468,750 to an account designated by the Investor pursuant to the Consent Letter as a partial fulfillment of the Company’s Cash Top Up Obligation, which amount shall constitute part of the Setoff Amount for the purposes of this Agreement; provided further that if the Closing does not occur pursuant to clause 3.1 as a result of the Investor’s failure to satisfy the conditions set out in clause 6.3 or its obligations set out in clause 3.3, the Investor shall as soon as reasonably practicable release the Setoff Amount back to the Restricted Cash Account; and

(c)	the Investor shall no longer have the obligation to release the Deposit Amount (as defined in the SA) back to the Restricted Cash Account in accordance with clause 2.2 of the SA, and shall be entitled to withhold the Deposit Amount to the extent that it is being used to set off against the Company’s obligation to pay the Repurchase Price at Closing, provided, however, that if the Closing does not occur pursuant to clause 3.1 as a result of the Investor’s failure to satisfy the conditions set out in clause 6.3 or its obligations set out in clause 3.3, the Investor shall as soon as reasonably practicable release the Deposit Amount back to the Restricted Cash Account.

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5.	Warranties

5.1	The Company represents and warrants to the Investor as at the date of this Agreement and the Closing Date in the terms of the Company Warranties. Each of the Company Warranties shall be construed as a separate and independent warranty.

5.2	To the extent permitted by applicable Law, the Company shall promptly disclose to the Investor any matter or thing which arises or of which it becomes aware after entering into this Agreement which is inconsistent with or a breach of any of the Company Warranties or which will or may be a breach of any Company Warranty when they are repeated at Closing.

5.3	The Investor represents and warrants to the Company as at the date of this Agreement and at the Closing Date in the terms of the Investor Warranties. Each of the Investor Warranties shall be construed as a separate and independent warranty.

5.4	To the extent permitted by applicable Law, the Investor shall promptly disclose to the Company any matter or thing which arises or of which it becomes aware after entering into this Agreement which is inconsistent with or a breach of any of the Investor Warranties or which will or may be a breach of any Investor Warranty when they are repeated at Closing.

6.	Conditions to Closing

6.1	Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Repurchase shall be subject to the condition that there shall not be in effect on the Closing Date any Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Repurchase.

6.2	Conditions to the Obligations of the Investor. The obligations of the Investor to consummate the Repurchase shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)	each of the representations and warranties in Schedule 1 (Company Warranties) shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specific date, which shall be true and correct in all material respects as of that specific date);

(b)	the Company shall have duly performed and complied with, in all material respects, all covenants required by this Agreement to be performed or complied with by it prior to or on the Closing Date; and

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(c)	the Setoff Amount shall have been deposited into an account designated by the Investor.

6.3	Conditions to the Obligations of the Company. The obligations of the Company to consummate the Repurchase shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)	each of the representations and warranties in Schedule 2 (Investor Warranties) shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specific date, which shall be true and correct in all material respects as of that specific date); and

(b)	the Investor shall have duly performed and complied with, in all material respects, all covenants required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

7.	Standstill

7.1	From the date of this Agreement until, in the event that the Company fails to fulfil its obligations under clause 4(a) of this Agreement in full on or before November 30, 2024, November 30, 2024, and in the event that the Company fulfils its obligations under clause 4(a) of this Agreement in full on or before November 30, 2024, the earlier of the Closing Date and December 31, 2024 (the Standstill Period), the Parties agree that:

(a)	the Company shall not be under any obligation to:

(i)	deposit additional cash in the Restricted Cash Account pursuant to clause 10.4 of the SSA, subject to clauses 4(a) and 7.2(b) of this Agreement; provided that this clause 7.1(a)(i) shall not relieve the Company from any such obligation that arose prior to the date of this Agreement; or

(ii)	ensure that the total amount of Unrestricted Cash (as defined in the SSA) held by the Company as of the last date of each fiscal quarter shall be no less than US$175,000,000, pursuant to clause 4.2(a) of the SSA; and

(b)	the Investor shall not exercise its Supplemental Put Option (as defined in the SA) pursuant to clause 5 of the SA unless the Company fails to comply with clause 7.2(b) below.

7.2	The Parties further agree that, during the Standstill Period:

(a)	the Company shall not be permitted to withdraw any amounts from the Restricted Cash Account (pursuant to clause 10.4 of the SSA or otherwise), with the exception of any withdrawals made for the purposes of clause 4 of this Agreement; and

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(b)	if the Closing Price is lower than US$4.00 for five (5) consecutive Trading Days, the Company shall as soon as reasonably practicable (and in any event within such fifth (5th) Trading Day) deposit additional cash in US$ in the Restricted Cash Account such that the balance thereof would be equal to US$175,000,000. For the avoidance of doubt, the calculation of the balance of the Restricted Cash Account for the purposes of this clause 7.2(b) shall include, without duplication, the Setoff Amount and Deposit Amount (as defined in the SA).

8.	Termination of SSA Provisions

The Parties agree that, from and after (and conditioned upon) Closing, clauses 4.2, 7.1 (together with the other provisions on Call Option 1 (as defined in the SSA) as set out in clause 7 of the SSA), 10.4 and 10.5 of the SSA and clauses 2.3 and 5 of the SA shall be deemed to terminate and be of no further force or effect.

9.	Costs

Promptly upon demand by the Investor, the Company shall pay or reimburse all fees, expenses and costs (including but not limited to legal expenses) incurred by the Investor in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Repurchase.

10.	Confidentiality

10.1	Each Party shall (and shall ensure that each of its Representatives shall) maintain information relating to the provisions and subject matter of, and negotiations leading to, this Agreement in confidence and not disclose such information to any Person except:

(a)	as permitted by this clause 10 (Confidentiality); or

(b)	as the other Party approve in writing.

10.2	Clause 10.1 shall not prevent disclosure (x) by a Party to its Representatives; or (y) by a Party or any of its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by applicable Law or by any stock exchange or any regulatory, governmental or antitrust body having applicable jurisdiction (provided that the disclosing Party shall first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party);

(b)	disclosure is necessary in connection with the management of the Tax affairs of a Party or its Affiliates;

(c)	disclosure is of information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received or held;

(d)	disclosure is of information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives); or

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(e)	disclosure is required for the purpose of any arbitral or judicial proceedings to which the disclosing Party is a party in a case where such disclosure is required by such proceedings.

10.3	The Company shall provide Investor an opportunity, to its reasonable satisfaction, to review and comment on any and all filings by the Company with the SEC regarding this Agreement and the transactions contemplated hereby and any details or characterization thereof.

11.	Assignment

Unless the Parties specifically agree in writing, no Person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in any of them. Any purported assignment in contravention of this clause 11 (Assignment) shall be void.

12.	Further Assurances

12.1	Each Party shall execute, or procure the execution of, such further documents as may be required by applicable Law or be necessary to implement and give effect to this Agreement.

12.2	Each Party shall procure that its Representatives comply with all obligations under this Agreement that are expressed to apply to any such Representatives.

13.	Notices

13.1	Any notice to be given by one Party to the other Party in connection with this Agreement shall be in writing in English and signed by or on behalf of the Party giving it. It shall be delivered by hand, email, registered post or courier using an internationally recognized courier company.

13.2	A notice shall be effective upon receipt and shall be deemed to have been received: (a) at the time of delivery, if delivered by hand, registered post or courier; or (b) at the time of transmission, if delivered by email. Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

13.3	The addresses and email addresses of the Parties for the purpose of clause 13.1 are:

Company	Address:	Email:

For the attention of:	No. 800 Century Avenue	Alexious.Lee@lotuscars.com.
Alexious Lee	Pudong District	cn
Shanghai 200120,
People’s Republic of
China

Investor	Address:	Email:

For the attention of:	Three IFC,	sanghwan.lee@meritz.co.kr
	10 Gukjegeumyung-ro,	hobin.whang@meritz.co.kr
Ethan Lee	Yeongdeungpo-gu, Seoul,
Hobin Whang	07326, Korea

With a copy to:
Davis Polk & Wardwell

For the attention of:	Level 10	miranda.so@davispolk.com
Miranda So	Hong Kong Club	samuel.kang@davispolk.com
Samuel Kang	Building
3A Chater Road
Hong Kong SAR

With a copy to:
Shin & Kim

For the attention of:	D-Tower (D2)	sklee@shinkim.com
Soo-Kyun (Timothy)	17 Jongno 3-gil	jameskang@shinkim.com
Lee	Jongno-gu, Seoul 03155
James Kang	Republic of Korea

13.4	Each Party shall notify the other Party in writing of a change to its details in clause 13.3 from time to time.

14.	Entire Agreement

14.1	This Agreement (including the Schedules hereto) sets out the entire agreement between the Parties with respect to the subject matter hereof and supersedes any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the subject matter hereof.

14.2	Nothing in this clause 14 (Entire Agreement) shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

15.	Waivers, Rights and Remedies

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

16.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment, telecopy or in .pdf shall be an effective mode of delivery.

17.	Variations

No variation, deletion, supplement, amendment or replacement of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of both Parties.

18.	Invalidity and Conflicts

Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable under the applicable Law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

19.	Third Party Enforcement Rights

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to Persons who are not a party to this Agreement.

20.	Governing Law and Jurisdiction

20.1	This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

20.2	Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be referred to and finally settled by arbitration administered by the Hong Kong International Arbitration Centre (the HKIAC) under the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration. The seat of arbitration shall be Hong Kong. There shall be three (3) arbitrators. The claimant and respondent shall each nominate one (1) arbitrator and the third arbitrator shall be appointed by the HKIAC. The arbitration proceedings shall be conducted in English. The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

21.	Remedies

The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise. The Parties acknowledge and agree that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. The Parties further acknowledge that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party further agrees that in the event of any action brought by the other Party for specific performance or injunctive relief, it will not assert as a defense that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Schedule 1

Company Warranties

1.	The Company is validly incorporated, in existence, in good standing and duly registered under the Laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

2.	The Company has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations required to empower it to enter into and perform its obligations under this Agreement.

3.	Entry into and performance by the Company of this Agreement will not (a) breach any provision of its constitutional documents; or (b) result in a breach of any applicable Laws in its jurisdiction of incorporation, or any order, decree or judgment of any court or any Governmental Entity to which it is a party or by which it is bound.

4.	This Agreement will, when executed, constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy insolvency, reorganization, moratorium, and similar Laws affecting creditors generally and by the availability of equitable remedies.

5.	No bankruptcy, insolvency or judicial composition proceedings concerning the Company has been applied for. So far as the Company is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Company nor do any circumstances exist according to any applicable bankruptcy or insolvency Laws which would justify the avoidance of this Agreement.

6.	Neither the Company nor any of its subsidiaries are Sanctions Targets, or act directly or indirectly on behalf of any Sanctions Target. Neither the Company nor its subsidiaries are incorporated, located, resident or carrying on a trade or business in a Sanctioned Country. So far as the Company is aware, the Company and its subsidiaries are in compliance with all applicable Sanctions and is not engaged in any activities that would reasonably be expected to result in it being designated as a Sanctions Target.

Schedule 2

Investor Warranties

1.	The Investor is validly incorporated, in existence, in good standing and duly registered under the Laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

2.	The Investor has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations required to empower it to enter into and perform its obligations under this Agreement.

3.	Entry into and performance by the Investor of this Agreement will not (a) breach any provision of its constitutional documents; or (b) result in a breach of any applicable Laws in its jurisdiction of incorporation, or any order, decree or judgment of any court or any Governmental Entity to which it is a party or by which it is bound.

4.	This Agreement will, when executed, constitute valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy insolvency, reorganization, moratorium, and similar Laws affecting creditors generally and by the availability of equitable remedies.

5.	The Investor is (a) the sole legal and beneficial owner of the Repurchased ADSs free and clear from all Encumbrances; and (b) entitled to transfer or procure the transfer of the full ownership of the Repurchased ADSs to the Company on the terms set out in this Agreement.

6.	No bankruptcy, insolvency or judicial composition proceedings concerning the Investor has been applied for. So far as the Investor is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Investor nor do any circumstances exist according to any applicable bankruptcy or insolvency Laws which would justify the avoidance of this Agreement.

7.	Neither the Investor nor any of its subsidiaries are Sanctions Targets, or act directly or indirectly on behalf of any Sanctions Target. The Investor is not incorporated, located, resident or carrying on a trade or business in a Sanctioned Country. So far as the Investor is aware, the Investor is in compliance with all applicable Sanctions and is not engaged in any activities that would reasonably be expected to result in it being designated as a Sanctions Target.

Schedule 3

Definitions and Interpretation

1.	Definitions. In this Agreement, the following words and expressions shall have the following meanings:

ADSs has the meaning given in the Recitals to the Agreement;

Affiliate means, with respect to any Person, (a) any (i) other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, (ii) trust or partnership of which the trustee or general partner is the Person referred to in clause (i), or (iii) entity which manages or provides investment management advice to, or is managed by or receives investment management advice from, any of the foregoing, (b) any directors of such Person or of a Person described in clause (a) of this sentence, and (c) if such Person is an individual, (i) the individual’s spouse, (ii) the members of the immediate family (including parents, siblings and children) or other direct lineal descendant of the individual or of the individual’s spouse, and (iii) any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with any of the foregoing individuals; provided that, with respect to the foregoing clause (a), “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise;

Business Day has the meaning given in the SSA;

Cash Top Up Obligation has the meaning given in the SA;

Closing means completion of the Repurchase in accordance with the provisions of this Agreement;

Closing Date has the meaning given in clause 3.1; Closing Price has the meaning given in the SSA;

Company has the meaning given in the Preambles to the Agreement;

Company Warranties means the warranties given by the Company as set out in Schedule 1 (Company Warranties);

Deposit Agreement means that certain deposit agreement by and among the Company as issuer, Deutsche Bank Trust Company Americas as depositary, and the holders and beneficial owners of ADSs evidenced by American depositary receipts issued thereunder, dated as of January 29, 2024;

Encumbrance means a mortgage, charge, pledge, lien, option, restriction, right of first offer, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect, with the exception of any of the foregoing arising out of the Deposit Agreement, the Company’s memorandum and articles of association or applicable securities laws;

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority;

Governmental Order means any judgment, decision, ruling, decree, order, settlement, injunction, writ, stipulation, determination or award of any Governmental Entity;

HKIAC has the meaning given in clause 20.2;

Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

Investor has the meaning given in the Preambles to this Agreement;

Investor Bank Account has the meaning given in clause 2.1;

Investor Warranties means the warranties given by the Investor as set out in Schedule 2 (Investor Warranties);

Korea has the meaning given in the Preambles to this Agreement;

Law(s) means any law, statute, ordinance, rule, regulation, listing rules, stock exchange rules and regulations, code, Governmental Order or other requirement as enacted, issued, promulgated, enforced or entered by a Governmental Entity and having a legally binding effect;

Ordinary Shares has the meaning given in the Recitals to this Agreement;

Parties has the meaning given in the Preambles to this Agreement;

Person means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, any other legal entity, government or any agency or political subdivisions thereof, or any group comprised of two (2) or more of the foregoing;

Representatives means, in relation to a Party, its respective Affiliates and advisors;

Repurchase has the meaning given in clause 1;

Repurchase Price has the meaning given in clause 2.1;

Repurchased ADSs has the meaning given in the Recitals to this Agreement;

Restricted Cash Account has the meaning given in the SSA;

SA has the meaning given in the Recitals to this Agreement;

Sanctioned Country means any country or territory that is, or whose government is, the subject or target of comprehensive territorial based Sanctions;

Sanctions means any trade or economic sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced by a Sanctions Authority;

Sanctions Authority means:

(a)	the United Nations (as a whole and not its individual members), including the United Nations Security Council;

(b)	the United States, including the United States Department of Treasury Office of Foreign Assets Control, the United States Department of Commerce Bureau of Industry and Security and the United States Department of State,

(c)	the European Union (as a whole and not its individual member states);

(d)	the United Kingdom, including the Office of Financial Sanctions Implementation of His Majesty's Treasury; or

(e)	any other relevant national or supra-national Governmental Entity with jurisdiction over the relevant Party,

in each case, including the respective governmental institutions, departments and agencies of any of the foregoing which administers or enforces Sanctions with jurisdiction over the relevant Party and its Representatives;

Sanctions Target means any Person with which dealings are restricted or prohibited by any Sanctions;

SEC means the U.S. Securities and Exchange Commission;

SSA has the meaning given in the Recitals to this Agreement;

Standstill Period as the meaning given in the clause 7.1;

Surviving Provisions means clauses 3.4, 9 (Costs), 10 (Confidentiality), 11 (Assignment), 13 (Notices), 14 (Entire Agreement), 15 (Waivers, Rights and Remedies), 17 (Variations), 18 (Invalidity and Conflicts), 19 (Third Party Enforcement Rights) and 20 (Governing Law and Jurisdiction), and Schedule 3 (Definitions and Interpretation);

Tax means: (i) taxes on income, profits and gains; and (ii) all other taxies, levies, duties, imposts, charges and withholdings of any fiscal nature, including any excise, property, capital, value added, sales, use, occupation, transfer, franchise and payroll taxes and any social security or social fund contributions, and any payment which the relevant Person may be or become bound to make to any Person as a result of the discharge by that Person of any tax which the relevant Person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant Person or any other Person and of whether any amount in respect of them is recoverable from any other Person;

Trading Day has the meaning given in the SSA;

US$ means United States dollars, the lawful currency from time to time of the United States of America;

Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day in the place of receipt of a notice; and

XIRR means the internal rate of return calculated using the XIRR function in Microsoft Excel software, using actual dates of cash flows and based on annual compounding.

2.	Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a paragraph, clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	reference to amount in certain currency includes its equivalent in other currencies based on exchange rate published by Bloomberg L.P. on the relevant date (which shall be the date when the warranty is given or the undertaking or obligation needs to be complied with);

(d)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(e)	if the last calendar day of any period of calendar days specified in this Agreement is not a Business Day, then such period shall include and end on the Business Day following such last calendar day.

3.	Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to: (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Company or the Investor under this Agreement.

4.	Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5.	Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 3 (Definitions and Interpretation) and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

SIGNATURE

This Agreement is signed by duly authorized representatives of the Parties:

SIGNED	)	SIGNATURE:	/s/ Qing Feng FENG
for and on behalf of	)
LOTUS TECHNOLOGY INC.	)
	)	NAME:	Qing Feng FENG

SIGNED	)	SIGNATURE:	/s/ Kim Jong Min
for and on behalf of	)
MERITZ SECURITIES CO., LTD.	)
	)	NAME:	Kim Jong Min